

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Aitan Zacharin
President and Acting Chief Financial Officer
Greater Cannabis Company, Inc.
15 Walker Ave, Suite 101
Baltimore, MD 21208

> **Re: Greater Cannabis Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed April 15, 2019**
> **File No. 000-56027**

Dear Mr. Zacharin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Healthcare & Insurance